Exxon Mobil Corporation

5959 Las Colinas Boulevard

Irving, Texas 75039-2298

February 25, 2011

Exxon Mobil Corporation
2010 Annual Report on Form 10-K

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attention: EDGAR Document Control

Dear Sirs:

Transmitted with this cover note is Exxon Mobil Corporation’s 2010 Annual Report on Form 10-K.

The financial statements contained in ExxonMobil’s 2010 Annual Report on Form 10-K do not reflect any material changes from the preceding year resulting from changes in any accounting principles or practices, or in the method of applying such principles or practices. Although not material to the financial statements, noted below is the accounting standard change included in the 2010 financial statements.

Variable-Interest Entities. Effective January 1, 2010, ExxonMobil adopted the authoritative guidance for variable-interest entities (VIEs). The guidance requires the enterprise to qualitatively assess if it is the primary beneficiary of the VIE and, if so, the VIE must be consolidated. The adoption of the guidance did not have a material impact on the Corporation’s financial statements.

Sincerely,

/s/ BEVERLEY A. BABCOCK
Beverley A. Babcock
Assistant Controller

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